Exhibit (a)(1)(iv)

OFFER TO PURCHASE FOR CASH
BY
WATSON WYATT & COMPANY HOLDINGS
OF
UP TO 3,600,000 SHARES OF ITS CLASS A COMMON STOCK
AT A PRICE OF
NOT GREATER THAN $25.25 OR LESS THAN $23.00 PER SHARE

        THE TENDER OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT MIDNIGHT, EASTERN STANDARD TIME, ON FRIDAY, APRIL 2, 2004, UNLESS THE TENDER OFFER IS EXTENDED.

March 8, 2004

To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:

        Watson Wyatt & Company Holdings, a Delaware corporation ("Watson Wyatt"), has appointed us to act as Dealer Manager in connection with its offer to purchase for cash up to 3,600,000 shares of its Class A common stock, par value $.01 per share, or, if the aggregate purchase price for such shares would exceed $85,000,000, the number of whole shares equal to $85,000,000 divided by the per share purchase price, at a price not greater than $25.25 nor less than $23.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 8, 2004 (as may be amended or supplemented from time to time, the "Offer to Purchase"), and the related Letter of Transmittal, which, as the same may be amended or supplemented from time to time, together constitute the tender offer. Capitalized terms used herein and not defined herein shall have the meanings given to them in the Offer to Purchase. The description of the tender offer in this letter is only a summary and is qualified by all of the terms and conditions of the tender offer set forth in the Offer to Purchase and Letter of Transmittal.

        Watson Wyatt will, upon the terms and subject to the conditions of the tender offer, determine a single per share price that it will pay for shares properly tendered and not properly withdrawn from the tender offer, taking into account the number of shares so tendered and the prices specified by tendering stockholders. Watson Wyatt will select the lowest purchase price not greater than $25.25 nor less than $23.00 per share that will allow it to purchase 3,600,000 shares, or such lesser number of shares as are properly tendered and not properly withdrawn. The price Watson Wyatt will select is sometimes referred to as the "Final Purchase Price". If Watson Wyatt is not able to purchase 3,600,000 shares at the Final Purchase Price because the aggregate purchase price would exceed $85,000,000, Watson Wyatt will purchase that number of shares equal to $85,000,000 divided by the Final Purchase Price, rounded to the nearest whole share. All shares properly tendered prior to the expiration date at prices at or below the Final Purchase Price and not properly withdrawn will be purchased in the tender offer at the Final Purchase Price, upon the terms and subject to the conditions of the tender offer, including the "odd lot" priority, proration and conditional tender provisions described in the Offer to Purchase. Under no circumstances will interest be paid on the purchase price for the shares, regardless of any delay in making such payment. All shares acquired in the tender offer will be acquired at the Final Purchase Price. Watson Wyatt reserves the right, in its sole discretion, to purchase more than 3,600,000 shares in the tender offer, and/or to amend the maximum aggregate purchase price, subject to applicable law.

        Watson Wyatt reserves the right, in its sole discretion, to terminate the tender offer at any time or to amend the tender offer in any respect, subject to applicable law.

        Upon the terms and subject to the conditions of the tender offer, if (i) more than 3,600,000 shares, or such greater number of shares as Watson Wyatt may elect to purchase, subject to applicable law, have been validly tendered, and not properly withdrawn before the expiration date, at prices at or below the Final Purchase Price, or (ii) fewer than 3,600,000 shares are tendered but the aggregate purchase price for such shares would exceed $85,000,000, Watson Wyatt will accept the shares to be purchased in the following order of priority: (i) from all holders of "odd lots" of less than 100 shares who properly tender all their shares at or below the Final Purchase Price and do not properly withdraw them before the expiration date (partial tenders will not qualify for this preference); (ii) from all other stockholders who properly tender shares at or below the Final Purchase Price, on a pro rata basis, subject to the conditional tender provisions described in the Offer to Purchase and with appropriate adjustment to avoid purchases of fractional shares; and (iii) only if necessary to permit Watson Wyatt to purchase the total number of shares to be purchased in this tender offer, from holders who have tendered shares subject to the condition that a specified minimum number of the holder's shares be purchased if any shares are purchased in the tender offer as described in the Offer to Purchase (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares. Therefore, Watson Wyatt may not purchase all of the shares that you tender even if you tender them at or below the Final Purchase Price. Shares tendered at prices greater than the Final Purchase Price and shares not purchased because of proration provisions will be returned to the tendering stockholders at Watson Wyatt's expense promptly after expiration of the tender offer. See Section 1, Section 3 and Section 6 of the Offer to Purchase.

        Shares that are the subject of a lock-up agreement (entered into by certain major stockholders, executive officers and employee directors in connection with Watson Wyatt's initial public offering) with Watson Wyatt may not be tendered in the tender offer. Watson Wyatt will not accept any tendered shares that are subject to a lock-up agreement with Watson Wyatt.

        The tender offer is not conditioned on any minimum number of shares being tendered. The tender offer is, however, subject to certain other conditions. See Section 7 of the Offer to Purchase.

        Certain of Watson Wyatt's directors and executive officers have indicated that they intend to tender shares in the tender offer. See Section 11 of the Offer to Purchase.

        For your information and for forwarding to those of your clients for whom you hold shares registered in your name or in the name of your nominee, we are enclosing the following documents:

          1.     The Offer to Purchase;

          2.     The Letter of Transmittal for your use and for the information of your clients, together with the accompanying Substitute Form W-9;

          3.     Notice of Guaranteed Delivery to be used to accept the tender offer if the share certificates and all other required documents cannot be delivered to the Depositary before the expiration date or if the procedure for book-entry transfer cannot be completed before the expiration date;

          4.     A letter to clients that you may send to your clients for whose accounts you hold shares registered in your name or in the name of your nominee, with space provided for obtaining such clients' instructions with regard to the tender offer; and

          5.     A return envelope addressed to Wachovia Bank, N.A., as Depositary for the tender offer.

        YOUR PROMPT ACTION IS REQUESTED. WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. PLEASE NOTE THAT THE TENDER OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT MIDNIGHT, EASTERN STANDARD TIME, ON FRIDAY, APRIL 2, 2004, UNLESS THE TENDER OFFER IS EXTENDED.

        For shares to be tendered properly pursuant to the tender offer (i) the certificates for such shares, or confirmation of receipt of such shares pursuant to the procedure for book-entry transfer set forth in Section 3 of the Offer to Purchase, together with (a) a properly completed and duly executed Letter of Transmittal including any required signature guarantees and any documents required by the Letter of Transmittal or (b) an Agent's Message (as described in Section 3 of the Offer to Purchase) in the case of a book-entry transfer, or (ii) the Notice of Guaranteed Delivery (in case certificate(s) for such shares are not immediately available, holders cannot deliver such certificate(s) and all other required documents to Wachovia or holders cannot complete the procedures for book-entry transfer before the expiration date), must be received before Midnight, Eastern Standard Time, on Friday, April 2, 2004 by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase.

        Watson Wyatt will not pay any fees or commissions to brokers, dealers, commercial banks or trust companies or other nominees (other than fees to the Dealer Manager and the Information Agent, as described in Section 15 of the Offer to Purchase) for soliciting tenders of shares pursuant to the tender offer. Watson Wyatt will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies or other nominees for customary mailing and handling expenses incurred by them in forwarding the tender offer and related materials to the beneficial owners of shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as the agent of Watson Wyatt, the Dealer Manager, the Information Agent or the Depositary for purposes of the tender offer. Watson Wyatt will pay or cause to be paid all stock transfer taxes, if any, on its purchase of the shares except as otherwise provided in the Offer to Purchase or Instruction 8 in the Letter of Transmittal.

        Any questions or requests for assistance may be directed to the Dealer Manager or the Information Agent at their respective telephone numbers and addresses set forth on the back cover of the Offer to Purchase. You may request additional copies of enclosed materials and direct questions and requests for assistance to the Information Agent, MacKenzie Partners, Inc., at: (800) 322-2885 (toll free) or (212) 929-5500 (call collect).

                      Very truly yours,

                      CIBC World Markets Corp.

Enclosures

NOTHING CONTAINED IN THIS DOCUMENT OR IN THE ENCLOSED DOCUMENTS WILL MAKE YOU OR ANY OTHER PERSON AN AGENT OF WATSON WYATT, THE DEALER MANAGER, THE INFORMATION AGENT OR THE DEPOSITARY OR ANY AFFILIATE OF ANY OF THE FOREGOING, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE TENDER OFFER OTHER THAN THE DOCUMENTS ENCLOSED AND THE STATEMENTS CONTAINED IN THOSE DOCUMENTS.